Exhibit 99.1

Interxion Holding NV

Interim report

as at and for the three-month and the six-month periods

ended

30 June 2014

Schiphol-Rijk, 6 August 2014

Second Quarter Highlights

Financial Highlights

•	Revenue increased by 9% to €83.6 million (Q2 2013: €76.5 million).

•	Adjusted EBITDA increased by 10% to €35.9 million (Q2 2013: €32.7 million).

•	Adjusted EBITDA margin increased to 42.9% (Q2 2013: 42.8%).

•	Net profit increased by 26% to €8.3 million (Q2 2013: €6.6 million).

•	Capital expenditure, including intangible assets, was €54.4 million.

•	In the quarter Interxion issued €150.0 million of 6.00% Senior Secured Notes due 2020 at 106.75.

•	We are increasing our capital expenditure guidance for the full year to €200 million - €230 million.

Operating Highlights

•	New data centre opened in Frankfurt and expansion in Amsterdam.

•	Equipped Space increased by 3,100 square metres to 86,000 square metres.

•	Revenue Generating Space increased by 2,900 square metres to 64,300 square metres.

•	Utilisation Rate at the end of the quarter was 75%.

•	Signed an agreement to purchase a data centre in Marseille, France.

Quarterly Review

Revenue in the second quarter of 2014 was €83.6 million, a 9% increase over the second quarter of 2013 and a 4% increase over the first quarter of 2014. Recurring revenue was €78.7 million, a 9% increase over the second quarter of 2013 and a 4% increase over the first quarter of 2014.

Cost of sales in the second quarter of 2014 was €34.0 million, a 9% increase over the second quarter of 2013 and a 4% increase over the first quarter of 2014.

Gross profit was €49.6 million in the second quarter of 2014, a 10% increase over the second quarter of 2013 and a 3% increase over the first quarter of 2014. Gross profit margin in the second quarter of 2014 was 59.4%, compared with 59.1% in the second quarter of 2013 and 59.6% in the first quarter of 2014.

Sales and marketing costs in the second quarter of 2014 were €6.2 million, a 13% increase over the second quarter of 2013 and a 6% increase from the first quarter of 2014.

General and administrative costs1 in the second quarter of 2014 were €7.6 million, an 8% increase compared with the second quarter of 2013 and a 1% decrease over the first quarter of 2014. Depreciation and amortisation in the second quarter of 2014 was €14.9 million, a slight decrease compared with the second quarter of 2013 and a 6% increase over the first quarter of 2014.

[1]	Excluding depreciation, amortisation, impairments, increase/(decrease) in provision for onerous lease contracts, and share-based payments.

2	Interim Report: Three and Six-month periods ended 30 June 2014 This Interim Report is unaudited

Net financing costs in the second quarter of 2014 were €7.5 million, a 2% increase compared with the second quarter of 2013 and a 39% increase over the first quarter of 2014. During the second quarter of 2014, Interxion issued €150 million of 6.00% Senior Secured Notes due 2020 at 106.75.

Income tax expense was €3.9 million in the second quarter of 2014, a 25% increase over the second quarter of 2013 and a 7% decrease from the first quarter of 2014. The underlying effective tax rate for the quarter was 32% compared with 32% in the same period last year.

Net profit was €8.3 million in the second quarter of 2014, a 26% increase over the second quarter 2013 and a 20% decrease over the first quarter of 2014. Earnings per share were €0.12 on a weighted average of 69.8 million diluted shares in the second quarter of 2014. This result compares with earnings per share of €0.10 on a weighted average of 69.4 million diluted shares in the second quarter of 2013, and earnings per share of €0.15 on a weighted average of 69.6 million diluted shares in the first quarter of 2014. Adjusted diluted earnings per share2 for the second quarter of 2014 were €0.11, compared with €0.09 for the second quarter of 2013 and €0.14 for the first quarter of 2014.

Adjusted EBITDA in the second quarter of 2014 was €35.9 million, a 10% increase over the second quarter of 2013 and a 4% increase over the first quarter of 2014. Adjusted EBITDA margin was 42.9%, compared with 42.8% in the second quarter of 2013 and 42.9% in the first quarter of 2014.

Cash generated from operations, defined as cash generated from operating activities before interest and corporate income tax payments and receipts, was €26.9 million in the second quarter of 2014, a 12% increase over the second quarter of 2013 and a 21% decrease over the first quarter of 2014. Capital expenditure, including intangible assets, was €54.4 million in the second quarter of 2014, compared with €28.8 million in the second quarter of 2013 and €57.0 million in the first quarter of 2014.

Cash and cash equivalents were €151.9 million at 30 June 2014, up from €45.7 million at year-end 2013, principally due to the Company adding a further €150.0 million aggregate principal amount of its 6.00% Senior Secured Notes due 2020, issued at 106.75 and resulting in net cash proceeds of €157.9 million, net of estimated offering fees and expenses of €2.3 million. Total borrowings, net of deferred revolving facility financing fees, were €529.6 million at the end of the second quarter of 2014, compared with €362.7 million at the end of 2013. During the quarter the Company terminated its €100 million senior secured facility, which it entered into on 14 April 2014, and repaid the €30.0 million balance on its revolving facility.

Equipped Space at the end of the second quarter of 2014 was 86,000 square metres, compared with 78,900 square metres at the end of the second quarter of 2013 and 82,900 square metres at the end of the first quarter of 2014.

•	AMS7 (Amsterdam): Phase 2 (1,000 square metres) became operational in 2Q 2014; phase 3 (1,300 square metres) is scheduled for 4Q 2014; phase 4 (1,300 square metres) is scheduled for 1Q 2015; phases 5 and 6 (1,300 square metres each) are scheduled for 2Q 2015.

•	FRA8 (Frankfurt): Phases 1 and 2 (900 square metres each) became operational in the second quarter of 2014; phases 3 and 4 (900 square metres each) are scheduled for 1Q 2015.

•	MRS1 (Marseille): Phases 1 and 2 (500 square metres each) are scheduled for 4Q 2014 and 1Q 2015, respectively.

•	STO3 (Stockholm): 900 square metres are scheduled to open in 4Q 2014.

•	VIE2 (Vienna): Phase 1 (600 square metres) is scheduled to be operational in 4Q 2014; phase 2 is scheduled to open 300 square metres in 1Q 2015 and the remaining 300 square metres in 2Q 2015.

[2]	Diluted earnings per share adjusted for refinancing charges, adjustments to provision onerous leases and capitalised interest after tax (reference is made to table on page 6).

Interim Report: Three and Six-month periods ended 30 June 2014 This Interim Report is unaudited	3

Revenue Generating Space at the end of the second quarter of 2014 was 64,300 square metres, compared with 58,200 square metres at the end of the second quarter of 2013 and 61,400 square metres at the end of the first quarter of 2014. Utilisation Rate, the ratio of Revenue Generating Space to Equipped Space, was 75% at the end of the second quarter of 2014, compared with 74% at the end of the second quarter of 2013 and 74% at the end of the first quarter of 2014.

As recently announced, the Company signed an agreement with Société Française du Radiotéléphone – SFR SA (“SFR”) to purchase their data centre facilities in Marseille, France. The transaction is scheduled to close in the third quarter of 2014. The company has increased its 2014 capex expenditure guidance to accommodate this transaction.

4	Interim Report: Three and Six-month periods ended 30 June 2014 This Interim Report is unaudited

Further Information for Noteholders

This Interim Report was prepared in accordance with the indenture (the “Indenture”) dated as of 3 July 2013 among Interxion Holding NV, as Issuer, the guarantors named therein, The Bank of New York Mellon, London Branch, as Trustee, principal paying agent and transfer agent; The Bank of New York Mellon (Luxembourg) S.A., as Luxembourg paying agent and registrar, and Barclays Bank PLC, as Security Trustee.

The information in this Interim Report may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are based on current expectations that involve risks and uncertainties. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. For example, the words “believes”, “anticipates”, “plans”, “expects”, “intends”, and similar expressions are intended to identify forward-looking statements. Our actual results and the timing of certain events may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such differences include, but are not limited to, the difficulty of reducing operating expenses in the short term, inability to utilise the capacity of newly planned data centres and data centre expansions, significant competition, the cost and supply of electrical power, data centre industry over-capacity, performance under service-level agreements, and other risks described from time to time in Interxion’s filings with the Securities and Exchange Commission. All forward-looking statements in this document are based on information available to us as of the date of this Interim Report and we assume no obligation to update any such forward-looking statements.

Use of Non-IFRS Information

EBITDA is defined as operating profit plus depreciation, amortisation and impairment of assets. We define Adjusted EBITDA as EBITDA adjusted to exclude share-based payments, increase/decrease in provision for onerous lease contracts, and income from sub-leases on unused data centre sites. Adjusted EBITDA margin is defined as Adjusted EBITDA as a percentage of revenue. We present EBITDA, Adjusted EBITDA and Adjusted EBITDA margin as additional information because we understand that they are measures used by certain investors and because they are used in our financial covenants in the €100 million revolving facility and €475 million 6.00% Senior Secured Notes. Other companies may, however, present EBITDA, Adjusted EBITDA and Adjusted EBITDA margin differently than we do. EBITDA, Adjusted EBITDA and Adjusted EBITDA margin are not measures of financial performance under IFRS and should not be considered as an alternative to operating profit or as a measure of liquidity or an alternative to net income as indicators of our operating performance or any other measure of performance derived in accordance with IFRS.

A reconciliation from Net profit to EBITDA and EBITDA to Adjusted EBITDA is provided in the notes to our consolidated income statement included elsewhere in this interim report.

Interim Report: Three and Six-month periods ended 30 June 2014 This Interim Report is unaudited	5

Adjusted diluted earnings per share amounts are determined on Adjusted Net Profit3. A reconciliation from reported Net Profit to Adjusted Net Profit is provided below.

	Three Months Ended		Six Months Ended
	30 Jun 2014	30 Jun 2013	30 Jun 2014	30 Jun 2013
	(€ in millions - except per share data)

Net profit - as reported	8.3	6.6	18.7	13.6

Add back

+ Refinancing charges	0.6	—	0.6	—

	0.6	—	0.6	—
Reverse
- Adjustments to onerous lease	(0.8)	—	(0.8)	—
- Interest capitalised	(0.8)	(0.3)	(1.6)	(1.0)

	(1.6)	(0.3)	(2.4)	(1.0)

Tax effect of above add backs & reversals	0.3	0.1	0.5	0.3

Adjusted Net profit	7.6	6.4	17.4	12.9

Reported Basic EPS: (€)	0.12	0.10	0.27	0.20
Reported Diluted EPS: (€)	0.12	0.10	0.27	0.20

Adjusted Basic EPS: (€)	0.11	0.09	0.25	0.19
Adjusted Diluted EPS: (€)	0.11	0.09	0.25	0.19

About Interxion

Interxion (NYSE: INXN) is a leading provider of cloud and carrier-neutral colocation data centre services in Europe, serving a wide range of customers through 37 data centres in 11 European countries. Interxion’s data centres offer customers extensive security and uptime for their mission-critical applications. With connectivity provided by over 500 connectivity providers and 20 European Internet exchanges across its footprint, Interxion has created cloud, content, finance and connectivity hubs that foster growing customer communities of interest. For more information, please visit www.interxion.com.

[3]	Net profit/loss excluding the impact of the refinancing charges, deferred tax adjustments, Dutch crisis tax, adjustments to onerous leases, capitalised interest, and the related corporate income tax effect.

6	Interim Report: Three and Six-month periods ended 30 June 2014 This Interim Report is unaudited

Consolidated Interim Income Statement

		For the three months ended		For the six months ended
		30 Jun 2014	30 Jun 2013	30 Jun 2014	30 Jun 2013
	Note	€’000	€’000	€’000	€’000

Revenue	5	83,646	76,527	164,256	150,906
Cost of sales	5	(33,998)	(31,294)	(66,576)	(60,909)

Gross profit		49,648	45,233	97,680	89,997
Other income	5	50	70	110	193
Sales and marketing costs	5	(6,215)	(5,492)	(12,095)	(10,987)
General and administrative costs	5	(23,757)	(22,751)	(45,988)	(45,367)

Operating profit		19,726	17,060	39,707	33,836
Finance income	6	252	150	319	232
Finance expense	6	(7,740)	(7,480)	(13,208)	(14,013)

Profit before taxation		12,238	9,730	26,818	20,055

Income tax expense	7	(3,916)	(3,130)	(8,137)	(6,485)

Profit for the period attributable to shareholders		8,322	6,600	18,681	13,570

Earnings per share
Basic earnings per share: (€)		0.12	0.10	0.27	0.20
Diluted earnings per share: (€)		0.12	0.10	0.27	0.20

The accompanying notes form an integral part of these consolidated interim financial statements.

Interim Report: Three and Six-month periods ended 30 June 2014 This Interim Report is unaudited	7

Consolidated Interim Statement of Comprehensive Income

	For the three months ended		For the six months ended
	30 Jun 2014	30 Jun 2013	30 Jun 2014	30 Jun 2013
	€’000	€’000	€’000	€’000

Profit for the period attributable to shareholders	8,322	6,600	18,681	13,570
Other comprehensive income
Items that are, or may be, reclassified subsequently to profit or loss:

Foreign currency translation differences	1,507	(2,018)	1,888	(4,555)

Effective portion of changes in fair value of cash flow hedge	(135)	78	(276)	78
Tax on items that are, or may be, reclassified subsequently to profit or loss	(153)	300	(125)	790

Other comprehensive income/(loss) for the period, net of tax	1,219	(1,640)	1,487	(3,687)

Total comprehensive income attributable to shareholders	9,541	4,960	20,168	9,883

The accompanying notes form an integral part of these consolidated interim financial statements.

8	Interim Report: Three and Six-month periods ended 30 June 2014 This Interim Report is unaudited

Consolidated Interim Statement of Financial Position

As at	Note	30 Jun 2014 €’000	31 Dec 2013 €’000

Non-current assets
Property, plant and equipment	8	789,363	698,748
Intangible assets		18,229	17,878
Deferred tax assets		32,092	34,446
Financial assets		774	774
Other non-current assets		5,278	16,536

		845,736	768,382
Current assets
Trade and other current assets		107,899	96,703
Cash and cash equivalents		151,880	45,690

		259,779	142,393

Total assets		1,105,515	910,775

Shareholders’ equity
Share capital		6,903	6,887
Share premium		489,238	485,347
Foreign currency translation reserve		8,429	6,757
Hedging reserve, net of tax		(125)	60
Accumulated deficit		(92,468)	(111,149)

		411,977	387,902
Non-current liabilities
Trade payables and other liabilities		11,537	11,537
Deferred tax liabilities		5,722	4,147
Provision for onerous lease contracts		3,149	4,855
Borrowings	10	528,390	362,209

		548,798	382,748
Current liabilities
Trade payables and other liabilities		134,488	132,093
Income tax liabilities		4,481	2,229
Provision for onerous lease contracts		3,402	4,020
Borrowings	10	2,369	1,783

		144,740	140,125

Total liabilities		693,538	522,873

Total liabilities and shareholders’ equity		1,105,515	910,775

The accompanying notes form an integral part of these consolidated interim financial statements.

Interim Report: Three and Six-month periods ended 30 June 2014 This Interim Report is unaudited	9

Consolidated Interim Statement of Changes in Shareholders’ Equity

	Share capital	Share premium	Foreign currency translation reserve	Hedging reserve	Accumulated deficit	Total equity
	€’000	€’000	€’000	€’000	€’000	€’000

Balance at 1 January 2014	6,887	485,347	6,757	60	(111,149)	387,902
Profit for the period	—	—	—	—	18,681	18,681
Other comprehensive income/(loss), net of tax	—	—	1,672	(185)	—	1,487

Total comprehensive income	—	—	1,672	(185)	18,681	20,168

Exercise of options	16	1,386	—	—	—	1,402
Share-based payments	—	2,505	—	—	—	2,505

Total contribution by, and distributions to, owners of the Company	16	3,891	—	—	—	3,907

Balance at 30 June 2014	6,903	489,238	8,429	(125)	(92,468)	411,977

Balance at 1 January 2013	6,818	477,326	9,403	—	(117,973)	375,574
Profit for the period	—	—	—	—	13,570	13,570
Other comprehensive income, net of tax	—	—	(3,738)	51	—	(3,687)

Total comprehensive income	—	—	(3,738)	51	13,570	9,883

Exercise of options	49	3,199	—	—	—	3,248
Share-based payments	—	1,603	—	—	—	1,603

Total contribution by, and distributions to, owners of the Company	49	4,802	—	—	—	4,851

Balance at 30 June 2013	6,867	482,128	5,665	51	(104,403)	390,308

The accompanying notes form an integral part of these consolidated interim financial statements.

10	Interim Report: Three and Six-month periods ended 30 June 2014 This Interim Report is unaudited

Consolidated Interim Statement of Cash Flows

	For the three months ended		For the six months ended
	30 Jun 2014	30 Jun 2013	30 Jun 2014	30 Jun 2013
	€’000	€’000	€’000	€’000

Profit for the period	8,322	6,600	18,681	13,570
Depreciation, amortisation and impairments	14,864	14,916	28,845	28,927
Provision for onerous lease contracts	(1,635)	(805)	(2,454)	(1,631)
Share-based payments	2,131	825	2,774	1,834
Net finance expense	7,488	7,330	12,889	13,781
Income tax expense	3,916	3,130	8,137	6,485

	35,086	31,996	68,872	62,966

Movements in trade and other current assets	(10,429)	(2,017)	(11,229)	(8,804)
Movements in trade and other liabilities	2,289	(5,882)	3,595	(6,470)

Cash generated from operations	26,946	24,097	61,238	47,692

Interest and fees paid	(1,235)	(1,140)	(12,061)	(11,171)
Interest received	57	2	124	287
Income tax paid	(1,843)	(1,634)	(2,201)	(2,070)

Net cash flows from operating activities	23,925	21,325	47,100	34,738

Cash flows from investing activities
Purchase of property, plant and equipment	(53,634)	(28,553)	(110,025)	(59,473)
Purchase of intangible assets	(776)	(226)	(1,390)	(2,095)

Net cash flows from investing activities	(54,410)	(28,779)	(111,415)	(61,568)

Cash flows from financing activities
Proceeds from exercised options	1,146	1,132	1,402	2,743
Proceeds from mortgages	9,185	5,703	9,185	15,324
Repayment of mortgages	(567)	—	(734)	—
Proceeds Revolving Facility	—	—	30,000	—
Repayments Revolving Facility	(30,000)	—	(30,000)	—
Proceeds 6.00% Senior Secured Notes due 2020	158,382	—	158,382	—
Interest received at issuance Additional Notes	2,600	—	2,600	—
Transaction costs Senior Secured Facility	(371)	—	(371)	—
Repayment of other borrowings	(12)	(12)	(23)	(25)

Net cash flows from financing activities	140,363	6,823	170,441	18,042
Effect of exchange rate changes on cash	63	(52)	64	(61)

Net movement in cash and cash equivalents	109,941	(683)	106,190	(8,849)
Cash and cash equivalents, beginning of period	41,939	60,526	45,690	68,692

Cash and cash equivalents, end of period	151,880	59,843	151,880	59,843

The accompanying notes form an integral part of these consolidated interim financial statements.

Interim Report: Three and Six-month periods ended 30 June 2014 This Interim Report is unaudited	11

Notes to the Consolidated Interim Financial Statements

1	The Company

Interxion Holding NV (the “Company”) is domiciled in The Netherlands. The address of the Company’s registered office is Tupolevlaan 24, 1119 NX, Schiphol-Rijk, The Netherlands. The Consolidated Interim Financial Statements of the Company as at and for the three and six month periods ended 30 June 2014 comprise the Company and its subsidiaries (together referred to as the “Group”). The Group is a leading pan-European operator of cloud and carrier-neutral colocation data centres.

2	Basis of preparation

a) Statement of compliance

The Consolidated Interim Financial Statements have been prepared in accordance with International Financial Reporting Standards (IFRS) IAS 34 Interim Financial Reporting. They do not include all the information required for full annual financial statements, and should be read in conjunction with the audited Consolidated Financial Statements of the Group as at and for the year ended 31 December 2013; these are contained in the 2013 Annual Report (Form 20-F) as filed with the Securities and Exchange Commission on 8 April 2014, which is publicly available on the company’s website – www.interxion.com, or from the SEC website – www.sec.gov.

b) Estimates, judgment and seasonality

The preparation of Consolidated Interim Financial Statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these Consolidated Interim Financial Statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those applied to the Consolidated Financial Statements as at and for the year ended 31 December 2013 in the 2013 Annual Report (Form 20-F).

The Group’s operations are not significantly exposed to seasonality.

3	Significant accounting policies

The accounting policies applied by the Group in these Consolidated Interim Financial Statements are the same as those applied by the Group in its Consolidated Financial Statements as at and for the year ended 31 December 2013 in the 2013 Annual Report (Form 20-F) including new standards and interpretations effective as of 1 January 2014. Compared with the accounting principles as applied in the 2013 financial statements these new standards and interpretations did not have a significant impact on the financial position or performance of the Group.

12	Interim Report: Three and Six-month periods ended 30 June 2014 This Interim Report is unaudited

4	Financial risk management

The Group’s financial risk management objectives and policies are consistent with those disclosed in the audited Consolidated Financial Statements in the 2013 Annual Report (Form 20-F).

5	Information by segment

The performance of the operating segments is primarily based on the measures of revenue, EBITDA and Adjusted EBITDA. Other information provided, except as noted below, to the Board of Directors is measured in a manner consistent with that in the financial statements.

Interim Report: Three and Six-month periods ended 30 June 2014 This Interim Report is unaudited	13

For the three months ended 30 June 2014	FR, DE NL and UK	Rest of Europe	Subtotal	Corporate and other	Total
	€’000	€’000	€’000	€’000	€’000

Recurring revenue	49,339	29,393	78,732	—	78,732
Non-recurring revenue	2,871	2,043	4,914	—	4,914
Revenue	52,210	31,436	83,646	—	83,646
Cost of sales	(20,254)	(11,867)	(32,121)	(1,877)	(33,998)

Gross profit/(loss)	31,956	19,569	51,525	(1,877)	49,648
Other income	50	—	50	—	50
Sales and marketing costs	(1,897)	(1,387)	(3,284)	(2,931)	(6,215)
General and administrative costs	(11,361)	(6,349)	(17,710)	(6,047)	(23,757)

Operating profit/(loss)	18,748	11,833	30,581	(10,855)	19,726
Net finance expense					(7,488)

Profit before tax					12,238

Total assets	701,196	248,112	949,308	156,207	1,105,515
Total liabilities	144,040	50,891	194,931	498,607	693,538
Capital expenditure, including intangible assets*	(35,581)	(17,269)	(52,850)	(1,560)	(54,410)
Depreciation, amortisation, impairments	(9,521)	(4,496)	(14,017)	(847)	(14,864)
Adjusted EBITDA	27,888	16,633	44,521	(8,655)	35,866

For the three months ended 30 June 2013	FR, DE NL and UK	Rest of Europe	Subtotal	Corporate and other	Total
	€’000	€’000	€’000	€’000	€’000

Recurring revenue	45,187	27,007	72,194	—	72,194
Non-recurring revenue	3,064	1,269	4,333	—	4,333
Revenue	48,251	28,276	76,527	—	76,527
Cost of sales	(18,299)	(10,907)	(29,206)	(2,088)	(31,294)

Gross profit/(loss)	29,952	17,369	47,321	(2,088)	45,233
Other income	70	—	70	—	70
Sales and marketing costs	(1,736)	(1,172)	(2,908)	(2,584)	(5,492)
General and administrative costs	(11,972)	(5,955)	(17,927)	(4,824)	(22,751)

Operating profit/(loss)	16,314	10,242	26,556	(9,496)	17,060
Net finance expense					(7,330)

Profit before tax					9,730

Total assets	567,593	203,229	770,822	67,376	838,198
Total liabilities	131,080	39,935	171,015	276,875	447,890
Capital expenditure, including intangible assets*	(21,028)	(7,305)	(28,333)	(446)	(28,779)
Depreciation, amortisation, impairments	(9,784)	(4,411)	(14,195)	(721)	(14,916)
Adjusted EBITDA	26,037	14,727	40,764	(8,033)	32,731

*	Capital expenditure, including intangible assets, represents payments to acquire property, plant and equipment and intangible assets, as recorded in the consolidated statement of cash flows as “Purchase of property, plant and equipment” and “Purchase of intangible assets,” respectively.

14	Interim Report: Three and Six-month periods ended 30 June 2014 This Interim Report is unaudited

For the six months ended 30 June 2014	FR, DE NL and UK	Rest of Europe	Subtotal	Corporate and other	Total
	€’000	€’000	€’000	€’000	€’000

Recurring revenue	96,979	57,624	154,603	—	154,603
Non-recurring revenue	6,003	3,650	9,653	—	9,653
Revenue	102,982	61,274	164,256	—	164,256
Cost of sales	(39,671)	(23,144)	(62,815)	(3,761)	(66,576)

Gross profit/(loss)	63,311	38,130	101,441	(3,761)	97,680
Other income	110	—	110	—	110
Sales and marketing costs	(3,597)	(2,655)	(6,252)	(5,843)	(12,095)
General and administrative costs	(22,792)	(12,174)	(34,966)	(11,022)	(45,988)

Operating profit/(loss)	37,032	23,301	60,333	(20,626)	39,707
Net finance expense					(12,889)

Profit before tax					26,818

Total assets	701,196	248,112	949,308	156,207	1,105,515
Total liabilities	144,040	50,891	194,931	498,607	693,538
Capital expenditure, including intangible assets*	(79,173)	(29,952)	(109,125)	(2,290)	(111,415)
Depreciation, amortisation, impairments	(18,440)	(8,776)	(27,216)	(1,629)	(28,845)
Adjusted EBITDA	55,182	32,431	87,613	(17,202)	70,411

For the six months ended 30 June 2013	FR, DE NL and UK	Rest of Europe	Subtotal	Corporate and other	Total
	€’000	€’000	€’000	€’000	€’000

Recurring revenue	89,635	53,515	143,150	—	143,150
Non-recurring revenue	5,202	2,554	7,756	—	7,756
Revenue	94,837	56,069	150,906	—	150,906
Cost of sales	(35,459)	(21,655)	(57,114)	(3,795)	(60,909)

Gross profit/(loss)	59,378	34,414	93,792	(3,795)	89,997
Other income	193	—	193	—	193
Sales and marketing costs	(3,507)	(2,386)	(5,893)	(5,094)	(10,987)
General and administrative costs	(23,838)	(11,611)	(35,449)	(9,918)	(45,367)

Operating profit/(loss)	32,226	20,417	52,643	(18,807)	33,836
Net finance expense					(13,781)

Profit before tax					20,055

Total assets	567,593	203,229	770,822	67,376	838,198
Total liabilities	131,080	39,935	171,015	276,875	447,890
Capital expenditure, including intangible assets*	(41,721)	(18,554)	(60,275)	(1,293)	(61,568)
Depreciation, amortisation, impairments	(18,907)	(8,594)	(27,501)	(1,426)	(28,927)
Adjusted EBITDA	51,204	29,191	80,395	(15,991)	64,404

*	Capital expenditure, including intangible assets, represents payments to acquire property, plant and equipment and intangible assets, as recorded in the consolidated statement of cash flows as “Purchase of property, plant and equipment” and “Purchase of intangible assets,” respectively.

Interim Report: Three and Six-month periods ended 30 June 2014 This Interim Report is unaudited	15

Reconciliation to adjusted EBITDA

	For the three months ended		For the six months ended
	30 Jun 2014	30 Jun 2013	30 Jun 2014	30 Jun 2013
Consolidated	€’000	€’000	€’000	€’000

Profit for the period attributable to shareholders	8,322	6,600	18,681	13,570
Income tax expense	3,916	3,130	8,137	6,485

Profit before taxation	12,238	9,730	26,818	20,055
Finance income	(252)	(150)	(319)	(232)
Finance expense	7,740	7,480	13,208	14,013

Operating profit	19,726	17,060	39,707	33,836
Depreciation, amortisation and impairments	14,864	14,916	28,845	28,927

EBITDA(1)	34,590	31,976	68,552	62,763
Share-based payments	2,131	825	2,774	1,834
Increase/(decrease) in provision for onerous lease contracts	(805)	—	(805)	—
Income from sub-leases of unused data centre sites	(50)	(70)	(110)	(193)

Adjusted EBITDA(1)	35,866	32,731	70,411	64,404

	For the three months ended		For the six months ended
	30 Jun 2014	30 Jun 2013	30 Jun 2014	30 Jun 2013
FR, DE, NL and UK	€’000	€’000	€’000	€’000

Operating profit	18,748	16,314	37,032	32,226
Depreciation, amortisation and impairments	9,521	9,784	18,440	18,907

EBITDA(1)	28,269	26,098	55,472	51,133
Share-based payments	474	9	625	264
Increase/(decrease) in provision for onerous lease contracts	(805)	—	(805)	—
Income from sub-leases of unused data centre sites	(50)	(70)	(110)	(193)

Adjusted EBITDA(1)	27,888	26,037	55,182	51,204

16	Interim Report: Three and Six-month periods ended 30 June 2014 This Interim Report is unaudited

	For the three months ended		For the six months ended
	30 Jun 2014	30 Jun 2013	30 Jun 2014	30 Jun 2013
Rest of Europe	€’000	€’000	€’000	€’000

Operating profit	11,833	10,242	23,301	20,417
Depreciation, amortisation and impairments	4,496	4,411	8,776	8,594

EBITDA(1)	16,329	14,653	32,077	29,011
Share-based payments	304	74	354	180

Adjusted EBITDA(1)	16,633	14,727	32,431	29,191

	For the three months ended		For the six months ended
	30 Jun 2014	30 Jun 2013	30 Jun 2014	30 Jun 2013
Corporate and other	€’000	€’000	€’000	€’000

Operating profit/(loss)	(10,855)	(9,496)	(20,626)	(18,807)
Depreciation, amortisation and impairments	847	721	1,629	1,426

EBITDA(1)	(10,008)	(8,775)	(18,997)	(17,381)
Share-based payments	1,353	742	1,795	1,390

Adjusted EBITDA(1)	(8,655)	(8,033)	(17,202)	(15,991)

(1)	EBITDA is defined as operating profit plus depreciation, amortisation and impairment of assets. We define Adjusted EBITDA as EBITDA adjusted to exclude share-based payments, increase/decrease in provision for onerous lease contracts, and income from sub-leases on unused data centre sites. We present EBITDA and Adjusted EBITDA as additional information because we understand that they are measures used by certain investors and because they are used in our financial covenants in our €100 million revolving facility and €475 million 6.00% Senior Secured Notes due 2020. Other companies may, however, present EBITDA and Adjusted EBITDA differently. EBITDA and Adjusted EBITDA are not measures of financial performance under IFRS and should not be considered as an alternative to operating profit or as a measure of liquidity, or an alternative to net income as indicators of our operating performance or any other measure of performance derived in accordance with IFRS.

Interim Report: Three and Six-month periods ended 30 June 2014 This Interim Report is unaudited	17

6	Finance income and expense

	For the three months ended		For the six months ended
	30 Jun 2014	30 Jun 2013	30 Jun 2014	30 Jun 2013
	€’000	€’000	€’000	€’000

Bank and other interest	81	150	148	232
Foreign currency exchange profits	171	—	171	—

Finance income	252	150	319	232

Interest expense on Senior Secured Notes, bank and other loans	(6,138)	(6,330)	(10,671)	(12,135)
Interest expense on finance leases	(457)	(452)	(914)	(732)
Interest expense on provision for onerous lease contracts	(62)	(87)	(130)	(179)
Other financial expenses	(1,083)	(344)	(1,477)	(658)
Foreign currency exchange losses	—	(267)	(16)	(309)

Finance expense	(7,740)	(7,480)	(13,208)	(14,013)

Net finance expense	(7,488)	(7,330)	(12,889)	(13,781)

The “Interest expense on provision for onerous lease contracts” relates to the unwinding of the discount rate used to calculate the “Provision for onerous lease contracts”.

The “Other financial expenses” for the three months period ended 30 June 2014, include the write off of the deferred financing fees amounting to €0.6 million related to the Senior Secured Facility, which was terminated at the time of the successful closing of the offering of Additional Notes.

7	Income tax expense

The Group’s consolidated effective tax rate of 32% and 30%, in respect of continuing operations for the three and six months ended 30 June 2014, respectively, was positively affected by reduced enacted tax rates in some of the countries in which we operate and adversely affected by increased non-tax-deductible share-based payment expenses (the effective tax rate for the three and six months ended 30 June 2013: 32%).

8	Property, plant and equipment

Acquisitions

During the three and six months ended 30 June 2014, the Group acquired data-centre-related assets at a cost of €57,500,000 and €117,400,000 respectively (three and six months ended 30 June 2013: €33,700,000 and €51,000,000).

Capitalized interest relating to borrowing costs for the three and six months ended 30 June 2014 amounted to €818,000 and €1,635,000 respectively (three and six months ended 30 June 2013: €285,000 and €1,023,000). The cash effect of the interest capitalised for the three and six months ended 30 June 2014 amounted to nil and €750,000 respectively, which in the Statement of Cash Flows is presented under “Purchase of property, plant and equipment” (three and six months ended 30 June 2013: nil and €3,032,000).

18	Interim Report: Three and Six-month periods ended 30 June 2014 This Interim Report is unaudited

Capital commitments

At 30 June 2014, the Group had outstanding capital commitments of €82,700,000. These commitments are expected to be substantially settled during the remainder of 2014.

On 24 June 2014, the Company signed an agreement with Société Française du Radiotéléphone – SFR SA (“SFR”) to purchase a data centre campus in Marseille, France, owned by SFR. The transaction is expected to be closed in the third quarter of 2014. The intended transaction is an asset purchase covering land, building and equipment. The company intends to sign service agreements with SFR for technical space currently in use by SFR. €8.5 million relating to this transaction is included within capital commitments outstanding at 30 June 2014.

9	Financial Instruments

Fair values versus carrying amounts

As of 30 June 2014, the market price of the €475 million 6.00% Senior Secured Notes due 2020 was 106.75 (30 June 2013: not applicable). Using this market price, the fair value of the Senior Secured Notes due 2020 would have been approximately €507 million (30 June 2013: not applicable) compared to their nominal value of €475 million.

The carrying amounts of all other financial assets and liabilities approximate their fair value.

Fair values and hierarchy

As at 30 June 2014, there are no liabilities related to financial instruments that are carried at fair value.

When measuring the fair value of an asset or liability, the Company uses market observable data as far as possible. Fair values are categorised into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as defined below:

Level 1:	quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2:	inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).

Level 3:	inputs for the asset or liability that are not based on observable market data (unobservable inputs).

At 30 June 2014, the Group had a financial asset, its investment in Istream Planet Inc., carried at fair value and a cash flow hedge to hedge the interest rate risk of a mortgage.

30 June 2014	Level 1	Level 2	Level 3
Cash flow hedge	—	(186)	—
Financial asset	—	—	774

31 December 2013	Level 1	Level 2	Level 3
Cash flow hedge	—	90	—
Financial asset	—	—	774

Interim Report: Three and Six-month periods ended 30 June 2014 This Interim Report is unaudited	19

No significant changes in the levels of hierarchy, or transfers between levels, occurred in the reporting period. The fair value of the cash flow hedge as per 30 June 2014 was based on calculations derived from market inputs.

10	Borrowings

As at 30 June 2014, no amounts have been drawn under our €100.0 million revolving facility.

Senior Secured Facility

On 14 April 2014, the Company entered into a senior secured facility agreement (the “Senior Secured Facility Agreement”) between, among others, the Issuer, Barclays Bank PLC and ABN AMRO Bank N.V. as lenders and Barclays Bank PLC as agent (the “Agent”) and security trustee, pursuant to which a €100.0 million senior secured term facility (the “Senior Secured Facility”) was made available to the Company.

Following the successful closing of the offering of Additional Notes discussed in the following paragraph, the Company terminated at the time of closing of this offering this new €100.0 million Senior Secured Facility Agreement. No amounts had been drawn under this facility. As a result of the termination of this Secured Senior Facility Agreement, the related deferred financing fees amounting to €0.6 million were written off in April 2014.

Additional Notes under Indenture 3 July 2013

On 29 April 2014, the Company completed the issuance of €150.0 million aggregate principal amount of its 6.00% Senior Secured Notes due 2020 (the “Additional Notes”). The net proceeds of the offering amount to €157.9 million, net of estimated offering fees and expenses of €2.3 million. The net proceeds contain the nominal value of the Additional Notes increased with a premium at 106.75 and net of estimated offering fees and expenses. The Additional Notes, which are guaranteed by certain subsidiaries of the Company, were issued under the indenture pursuant to which, on 3 July 2013, the Company issued €325.0 million in aggregate principal amount of 6.00% Senior Secured Notes due 2020.

Mortgage

On 1 April 2014, the Group completed a €9.2 million financing. The facility is secured by a mortgage on the data centre property in Zaventem (Belgium), acquired by Interxion Real Estate IX N.V. on 9 January 2014, a pledge on the lease agreement, and is guaranteed by Interxion Real Estate Holding B.V. The facility has a maturity of fifteen years and has a variable interest rate based on EURIBOR plus 200 basis points. The principal amount is to be repaid in 59 quarterly installments of €153,330 of which, the first quarterly installment is due on 31 July 2014, and a final repayment of €153,530 is due on 30 April 2029.

11	Related party transactions

The executive director, based on the Company’s performance and his performance, earned an initial allocation of 71,979 performance shares. This number has been calculated on the basis of the Company’s average share value during the month of January 2013, as well as the actual company and individual performance from 1 January 2013 to 31 December 2013. On 30 June 2014, the Annual General Meeting of Shareholders approved to grant 17,995 performance shares, 25% of the initial allocation, to the executive director pursuant to the Company’s 2013 Amended International Equity Based Incentive Plan. This first instalment, 25% of the initial allocation, vested immediately following the approval by the Annual General Meeting of Shareholders of the award. The shares will be locked up until 31 December 2014.

The remaining 75% of the initial allocation (53,984 performance shares) is subject to the Company’s relative share performance over the 24 month period from 1 January 2013 to 31 December 2014 and is subject to approval by the Annual General Meeting of Shareholders to be held in 2015. Upon a change of control, the performance shares will vest immediately and any lock up provision will expire.

20	Interim Report: Three and Six-month periods ended 30 June 2014 This Interim Report is unaudited

Based on the service period and vesting conditions of these awards, €0.4 million of the related share-based payment charges have been recognized in the second quarter of 2014.

On 30 June 2014, the Annual General Meeting of Shareholders approved that each non-executive director will be awarded restricted shares equivalent to a value of €40,000 under the terms and conditions of the Company’s 2013 Amended International Equity Based Incentive Plan.

12	Subsequent events

On 28 July 2014, Interxion Holding N.V., received consent from the lenders under its €100 million revolving facility to decrease the net assets guarantors coverage ratio from 70% to 65% for a one-year period with effect from 30 June 2014. The net assets coverage ratio is calculated as the aggregate net assets of the guarantors under the revolving facility (calculated on an unconsolidated basis and excluding all intra-group items and investments in subsidiaries of any member of the Group) to consolidated net assets of the Group.

On 30 July 2014, the Board of Directors approved changes to the 2014 base compensation and an initial award of performance and restricted shares for certain members of key management under the terms and conditions of the Company’s 2013 Amended International Equity Based Incentive Plan. A total of 20,000 restricted shares and 35,592 performance shares are available in this initial award. The Company will begin to recognize related share-based payment charges in the third quarter of 2014.

Interim Report: Three and Six-month periods ended 30 June 2014 This Interim Report is unaudited	21